UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No.

     TheStreet.Com                615150824           333-72799
  -------------------------    -----------------   ---------------
1(d) Address of Issuer  Street     City      State   Zip    (e) Phone #

     2 Rector Street; 14th Floor   New York  NY      10006      (212) 271-4004
  ------------------------------------------------------- -----------
2(a) Name of Person for                  (b) IRS          (c) Relationship
     Whose Account the                       Ident.           to
     Securities are to                       No.              Issuer
     Be Sold

     Pequot Offshore Private Equity Fund,    N/A (foreign)
     Inc.
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip

     500 Nyala Farm Road  Westport      CT        06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.


3(a) Title of         (b) Name and                  SEC USE ONLY     (c)Number
    the Class of          Address of                Broker-Dealer     of Shares
    Securities            Each Broker               File Number       or Other
    To be Sold            Through Whom              Units to
                          the Securities            be Sold
                          are to be
                          Offered or
                          Each Market
                          Maker who is
                          Acquiring the
                          Securities

     Common Stock         Warburg Dillon Read, Inc.                    43,874
                          677 Washington Boulevard
                          Stamford, CT 06901
 -----------------    -------------------   ----------   ------------
3(d) Aggregate       (e) Number of    (f) Approximate    (g) Name of
     Market Value        Shares or        Date of Sale       Each
                         Other Units      (Mo. Day Yr.)      Securities
                         Outstanding                         Exchange

     721,179             24,522,000       11/8/99            NASD
-----------------    ---------------  ---------------  --------------


TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of         Date you    Nature of Acquisition   Name of Person
the Class        Acquired    Transaction             From Whom Acquired

Preferred Stock  5/7/98     Private Placement       TheStreet.Com, Inc.
Common Stock     5/7/98     Private Placement       TheStreet.Com, Inc.
---------    --------        -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

1,113        5/7/98
112,382      5/7/98
----------   -------    -------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date   Amount of    Gross
Of Seller                   Securities   of     Securities   Proceeds
                            Sold         Sale   Sold

None                          --          --      --            --
------------------------    ----------   -----  ----------  ---------
Remarks:





The person for whose account the Securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

  11/5/99              /S/ Amiel M. Peretz, Authorized Member
-------------------    -------------------------------------
  Date of Notice           Signature